UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 31, 2020

Marchex, Inc.

(Exact name of Registrant as Specified in its Charter)

Delaware	000-50658	35-2194038
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

☐

520 Pike Street Suite 2000, Seattle, Washington	98101
(Address of principal executive offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (206) 331-3300

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class B Common Stock	MCHX	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On August 31, 2020, Marchex, Inc. issued a press release announcing the commencement of a joint tender offer with Edenbrook Capital, LLC.  A copy of this press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release dated August 31, 2020.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Marchex has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

MARCHEX, INC.

Date: August 31, 2020	By:	/s/ MICHAEL A. ARENDS
	Name:	Michael A. Arends
	Title:	Co-CEO and Chief Financial Officer (Principal Executive Officer for SEC reporting purposes, Principal Financial Officer and Principal Accounting Officer)

Exhibit 99.1

Marchex Announces the Commencement of a Joint Tender Offer with Edenbrook Capital for Up to 10 million Shares of Marchex’s Class B Common Stock

SEATTLE—(BUSINESSWIRE)— August 31, 2020 – Marchex (NASDAQ: MCHX), a leading conversational analytics company that connects the voice of the customer to your business, announced today the commencement of a joint and equal tender offer with Edenbrook Capital, LLC (“Edenbrook”) to purchase up to 10.0 million shares of Marchex’s Class B common stock (the “Shares”) according to the following terms:

•	if up to 6.0 million shares are tendered, a purchase price per share of $1.80; and
•	if 6.0 million to 10.0 million shares are tendered, a purchase price per share of $1.96.

The offer to purchase the Shares is scheduled to expire at 11:59 pm, New York City time on October 7, 2020, unless extended. The offer will not be conditioned on any minimum number of Shares being tendered.

If the tender offer is fully subscribed, Marchex and Edenbrook will have purchased approximately 25% of Marchex’s outstanding Class B common stock as of the date hereof.

The full terms and condition of the tender offer are discussed in the Offer to Purchase, dated August 31, 2020 (the "Offer to Purchase"), and the associated Letter of Transmittal and other materials relating to the tender offer that are being filed today with the Securities and Exchange Commission (the "SEC") and are being distributed to Marchex's stockholders.

The tender offer is not contingent upon obtaining any financing. However, the tender offer is subject to a number of other terms and conditions, which are specified in the Offer to Purchase.

Neither Marchex, Marchex’s Board of Directors, Edenbrook, nor the information agent or the depositary and paying agent, are making any recommendation to stockholders as to whether to tender or refrain from tendering their Shares into the tender offer. Stockholders must decide how many shares they will tender, if any. In doing so, stockholders should read carefully the information in the Offer to Purchase and the other offer documents and should consult their own broker or other financial and tax advisors.

Equiniti (US) Services LLC (“EQ”) will serve as information agent for the tender offer, and Equiniti Trust Company will serve as depositary and paying agent for the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and other related materials are available free of charge from EQ toll free at (833) 503-4130 (for stockholders) and at (516) 220-8356 (for banks and brokers) or via email at marchexinfo@equiniti.com, or on the SEC's website, at www.sec.gov. Marchex's other public filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, are also available for free on the SEC's website at www.sec.gov.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO PURCHASE, OR A SOLICITATION OF AN OFFER TO SELL, ANY SECURITIES. THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY. THE TENDER OFFER IS MADE ONLY PURSUANT TO AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT MARCHEX AND EDENBROOK INTEND TO DISTRIBUTE TO MARCHEX’S STOCKHOLDERS. MARCHEX AND EDENBROOK WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SEC. MARCHEX’S STOCKHOLDERS SHOULD READ THESE MATERIALS AND THE DOCUMENTS INCORPORATED THEREIN BY REFERENCE CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

Forward-Looking Statements

Certain statements included above contain forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included herein regarding the commencement, expiration or terms of the tender offer, the number of shares tendered, our strategy, future operations, future financial position, future revenues, other financial guidance, acquisitions, dispositions, projected costs, prospects, plans and objectives of management are forward-looking statements. Marchex may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements Marchex makes due to a number of important factors including but not limited to product demand, order cancellations and delays, competition, changes in business strategy or development plans, and general economic and business conditions, as well as the continuing impact of the COVID-19 pandemic on the general economy, our customers and on our business, operations, employees and financial condition. These factors are described in greater detail in the "Risk Factors" section of Marchex’s most recent periodic report or registration statement filed with the SEC. All of the information provided herein is as of August 31, 2020 and Marchex undertakes no duty to update the information provided herein except as required by law.

About Marchex

Marchex understands the best customers are those who call your company – they convert faster, buy more, and churn less. Marchex provides solutions that help companies drive more calls, understand what happens on those calls, and convert more of those callers into customers. Our actionable intelligence strengthens the connection between companies and their customers, bridging the physical and digital world, to help brands maximize their marketing investments and operating efficiencies to acquire the best customers.

Please visit www.marchex.com, www.marchex.com/blog or @marchex on Twitter (Twitter.com/Marchex), where Marchex discloses material information from time to time about the company, its financial information, and its business.

About Edenbrook Capital

Edenbrook Capital, based in Mount Kisco, NY, takes a private equity approach to public markets, principally through concentrated, long-term investments in small and mid-cap companies.

Marchex, Inc.
Investor Relations
Trevor Caldwell, 206-331-3600
ir@marchex.com